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                                                                 EXHIBIT (c)(11)

                                                                    NEWS RELEASE

For Immediate Release

Investor contact:                      Barb Gould        216/589-4085
Media contact:                         Andy Opila        216/589-4018
CIMCO, Inc. contact:                   Tammy Trenkmann   714/546-4460
Pondel Parsons & Wilkinson contact:    Cecilia Wilkinson 310/207-9300

M.A. HANNA REACHES DEFINITIVE
AGREEMENT TO ACQUIRE CIMCO

     CLEVELAND (December 20, 1995) -- M.A. Hanna Company (NYSE/CHX:MAH), an international specialty chemicals company, and CIMCO, Inc. (NASD:CIMC) jointly announced that they have entered into a definitive merger agreement whereby M.A. Hanna will acquire for $10.50 per share in cash all of the outstanding capital stock of CIMCO, a producer of thermoplastic compounds and plastic components.

     M.A. Hanna will promptly commence a tender offer to acquire all outstanding shares of CIMCO common stock for $10.50 per share in cash. The tender offer will be conditioned upon governmental approvals, among other clearances, and the acquisition of a majority of the CIMCO commmon shares by M.A. Hanna. Russell T. Gilbert, president and chief executive officer of CIMCO and that company's largest stockholder, agreed to tender his 539,734 shares to

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M.A. Hanna pursuant to the tender offer. The merger agreement provides that following the consummation of the offer the remaining CIMCO common shares will be acquired for $10.50 per share in cash through a merger in which CIMCO will become a business unit of M.A. Hanna. In connection with its approval of the definitive agreement, CIMCO amended its share purchase rights to exclude the M.A. Hanna transaction.

     Gilbert said, "My objective and that of the CIMCO management team and board of directors has been to maximize shareholder value. This transaction fulfills that objective, and we're pleased that Hanna has recognized our achievements."

     Consistent with its strategy as an intermediary between the polymer producer and the end product manufacturer, M.A. Hanna intends to sell CIMCO's plastics components business and retain its plastics compounding operations.

     CIMCO's plastics compounding businesses, which operate as Compounding Technology, Inc. (CTi), are located in Singapore; Corona, Calif.; and Charlotte, N.C. accounting for 31 million pounds of capacity. Another facility is under construction in France.

     "The acquisition of CTi helps us on three fronts to have a more balanced market profile. First, we will grow out international business. CTi provides Hanna with an excellent base for growth in Asia," said Martin D. Walker, M.A.

Hanna chairman and chief executive officer.

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     "Second, CTi's strong engineering plastics compounding business will add breadth to our specialty compounding portfolio throughout the world," Walker continued. "Third, we are able to build a stronger position in the electrical and electronics and business machines markets."

     CTi, formed in 1980, had sales of $44 million in fiscal 1995 and has 95 associates. Through the first six months of fiscal 1996, CTi's sales have nearly doubled and operating profits are running five times greater than the same period in fiscal 1995. The company develops and produces engineering plastic compounds with an emphasis on polycarbonate resins, which are used in the electrical/electronics, business machine and appliance markets because of the material's toughness, clarity and heat resistance.

     CIMCO, Inc., with headquarters in Costa Mesa, Calif., reported sales of $83 million for fiscal 1995. CIMCO was founded in 1959.

     M.A. Hanna Company is a leading international specialty chemicals company. It's primary businesses are plastics and rubber compounding, color and additive concentrates and distribution of plastic resins and engineered shapes.